FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: September 10, 2007	/s/ Donat Madilo Donat Madilo Vice President, Treasury

Banro Corporation

PRESS RELEASE

BANRO ANNOUNCES SENIOR APPOINTMENTS

FOR ITS OPERATIONS IN D.R.CONGO AND TORONTO

Toronto, Canada – September 10, 2007 - Banro Corporation (“Banro” or the “Company”) (AMEX: “BAA” TSX - “BAA”) is pleased to announce a number of senior appointments for its operations in the Democratic Republic of the Congo (the “DRC”) and Toronto.

Daniel K. Bansah, who is currently Banro’s Mineral Resource Manager, is promoted to the position of Vice President, Exploration. He has over 19 years experience in mineral exploration and development in Africa, with a principal focus on resource and ore reserve estimation. Prior to joining Banro in 2004, Mr. Bansah was Group Mineral Resource Manager with Ashanti Goldfields, with responsibilities for the coordination, auditing and compilation of Ashanti’s Mineral Resources and Ore Reserves in Africa. Mr. Bansah, who has a M.Sc in Mineral Exploration with Distinction from the University of Leicester and is a Member of Aus.I.M.M., will continue to be based at the Company’s exploration office in Bukavu, DRC.

Dr. Howard Fall, who has served as Banro’s Chief Geologist since 2005, is promoted to the position of Exploration Manager. He has over 25 years experience as a geologist in Africa, mainly in gold exploration. He has a Ph.D. from Sheffield University in the UK, and has managed exploration programs in Ghana, Burkina Faso, Tanzania and the DRC for Gencor, Billiton, Ashanti Goldfields and AngloGold Ashanti, respectively. Dr. Fall played a principal role in the discovery and exploration of the Yamfo gold trend in Ghana. He is also based at the Company’s exploration office in Bukavu, DRC.

Mr. Désire Sangara, who has served for three years as the Company’s Administrative Manager, is promoted to the position of Vice President, Government Relations. He has a Masters degree in management from E.D.C. (Paris) and has over 17 years professional experience in the DRC’s exploration and mining sector. He previously held senior positions with the Belgium-Luxemburg mining company, Mindev, and with Ashanti Goldfields, where for seven years he was the company’s country manager. Mr. Sangara will continue to be based in Kinshasa, DRC.

Mr. Donat Madilo, who has served as Banro’s Treasurer since 1998, is promoted to the position of Vice President, Treasury. Mr. Madilo has over 16 years experience in finance and administration. He holds a Bachelor of Commerce (Honors) from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of

Kinshasa and a Masters of Science in Accounting (Honors) from Roosevelt University in Chicago. Mr. Madilo will continue to be based in the Company’s head office in Toronto.

Commenting on these appointments, Peter Cowley, Banro’s President and C.E.O., said: “We congratulate Dan, Howard, Désire and Donat on their promotions, which are exceptionally well-earned and demonstrate the tremendous depth of talent that characterizes Banro’s senior exploration and support management in the DRC and elsewhere. Both Dan and Howard are highly respected in the industry and both have made outstanding contributions to the Company’s successful exploration program. Désire has performed an excellent job representing the Company in the DRC and Donat has proved invaluable in his role as Treasurer. The appointments will further position the Company to successfully pursue its two-pronged strategy of moving Banro from explorer to gold producer while enhancing the exploration program on the Company’s extensive landholdings on the Twangiza-Namoya gold belt.”

Mr. Bansah replaces Michael Skead, who has resigned from the Company. The Company thanks Mr. Skead for his contribution in helping to set up and advance Banro’s successful exploration program over the past three years. “Mike has been a valued founder member of our exploration team in the DRC and remains a very good friend. We wish him all the best in his future endeavours,” said Mr. Cowley.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future production, potential mineralization and the Company’s exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the DRC, foreign currency fluctuations, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: (44) 870-351-7904, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.